Exhibit 12

TXU ENERGY COMPANY LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2005	2004	2003	2002	2001(a)
	Millions of Dollars, Except Ratios
EARNINGS:
Income from continuing operations before extraordinary loss and cumulative effect of changes in accounting principles	$1,430	$408	$497	$322	$591
Add: Total federal income taxes	687	162	231	117	242
Fixed charges (see detail below)	434	402	374	265	277

Total earnings	$2,551	$972	$1,102	$704	$1,110

FIXED CHARGES:
Interest expense, excluding capitalized interest	$405	$362	$330	$222	$236
Rentals representative of the interest factor	29	40	44	43	41

Total fixed charges	$434	$402	$374	$265	$277

RATIO OF EARNINGS TO FIXED CHARGES	5.88	2.42	2.95	2.66	4.01

(a)	Reflects a reclassification of $149 million pretax ($97 million after-tax) of extraordinary loss on extinguishment of debt to Other Deductions and Income Tax Expense as a result of the implementation of SFAS No. 145.